Activant Solutions Inc.
7683 Southfront Road
Livermore California, 94551
January 19, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Activant Solutions Inc. Registration Statement on Form S-4 File No.: 333-138081
Ladies and Gentleman:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of Activant Solutions Inc. (the “Company”) and the guarantor co-registrants be accelerated so that the Registration Statement may become effective at 10:00 a.m. EDT on January 23, 2007, or as soon as possible thereafter. In this regard, the Companies are aware of their obligations under the Act.
          Pursuant to this request, the Companies acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Activant Solutions Inc. and the Guarantor Registrants
By:	/s/ Timothy F. Taich
	Name:	Timothy F. Taich